UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of August 2015

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: August 7, 2015

# Q2 2015

Second Quarter Report
For the three and six months ended June 30

SIERRA WIRELESS®

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and six months ended June 30, 2015, and up to and including August 6, 2015. This MD&A should be read together with our unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2015 and June 30, 2014, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2014 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s results of operations as they provide additional measures of its performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures” and "Liquidity and Capital Resources".

In this MD&A, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements
This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance, they represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to “win” new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	competition from new or established service providers or from those with greater resources;

•	higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management’s time and attention in connection with acquisitions or divestitures;

•	we may experience difficulty responding to changing technology, industry standards and customer requirements;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	we may be found to infringe on intellectual property rights of others;

•	we may not be able to obtain necessary rights to use software or components supplied by third parties;

•	we may be unable to enforce our intellectual property rights;

•	our ability to attract or retain key personnel;

•	risks related to contractual disputes with counterparties;

•	our financial results are subject to fluctuation;

•	difficult or uncertain global economic conditions;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on a limited number of third party manufacturers;

•	our dependence on wireless network carriers to promote and offer acceptable wireless data services;

•	we are subject to governmental regulation;

•	the transmission, use and disclosure of user data and personal information could give rise to liability or additional costs; and

•	we have operations outside of North America and therefore are subject to risks inherent in foreign jurisdictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW
Business Overview
Sierra Wireless is building the Internet of Things ("IoT") with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of second generation ("2G"), third generation ("3G") and fourth generation ("4G") embedded wireless modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster.

We operate the Company under two reportable segments: OEM Solutions and Enterprise Solutions.

Our OEM Solutions segment includes cellular embedded modules, software and tools for OEM customers to integrate wireless cellular connectivity into products and solutions across a broad range of industries, including automotive, transportation, enterprise networking, energy, sales and payment, mobile computing, security, industrial monitoring, field services, healthcare and others. Within our OEM Solutions segment, the AirPrime Embedded Wireless Modules product portfolio spans 2G, 3G, and 4G cellular technologies and includes remote device management capability, as well as support for on-board embedded applications using the OpenAT application framework and our new open source, Linux-based application framework, Legato.

Our Enterprise Solutions segment includes intelligent gateways and tools, including a cloud-based platform for deploying and managing IoT applications for enterprise customers. Within our Enterprise Solutions segment, the AirLink product portfolio includes 2G, 3G and 4G LTE intelligent wireless gateways that provide plug-and-play mission-critical connectivity. The gateways are designed for use where reliability and security are essential, and are used in transportation, public safety, field services, energy, industrial, and enterprise networking applications worldwide. AirLink gateways can be easily configured for specific customer applications, and also support on-board embedded applications using our ALEOS application framework.

Our Enterprise Solutions segment also includes cloud and connectivity services, which provide a secure and scalable platform for IoT applications. Our AirVantage Cloud services can be used to collect and store machine data, and process and schedule events from any number of devices, across any network operator around the world. IoT solution developers can use the latest cloud application programming interface standards to quickly integrate machine data with their own enterprise applications and back-end systems. These services can be used to centrally deploy and monitor IoT devices at the end of the network, including configuring device settings, delivering firmware and embedded application updates over the air, and administering airtime subscriptions across global networks. As of January 16, 2015, with the acquisition of Wireless Maingate AB ("Maingate"), our Enterprise Solutions segment also includes connectivity and data management services.

On June 18, 2015, we completed the acquisition of substantially all of the assets of Accel Networks LLC ("Accel") for $9.3 million in cash with contingent consideration of up to an additional $1.5 million under a performance-based earnout formula. Accel is a provider of 4G LTE managed connectivity services in the United States with more than 300 enterprise customers in sectors such as retail, finance, security, energy, and hospitality. This acquisition strengthens our expertise in distributed networking and is a strong fit with our device-to-cloud strategy, including managed connectivity services.

On June 23, 2015, we announced a definitive agreement to acquire all of the outstanding shares of MobiquiThings SAS ("MobiquiThings") for €14 million in cash with contingent consideration of up to an additional €12 million under a performance-based earnout formula. MobiquiThings is a European provider of managed connectivity services for the IoT. The acquisition provides us with an advanced core network and technology platform that complements our AirVantage cloud and Maingate wireless services offering and further solidifies the company’s device-to-cloud strategy.

We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business.

Second Quarter Overview
Revenue of $158.0 million and $308.4 million in the second quarter and first six months of 2015 respectively, represents an increase of 17.0% and 20.4% respectively, compared to the same periods of 2014. This growth was driven by continued strong performance in our OEM Solutions segment and contributions from the acquired Maingate business. Our OEM Solutions segment revenue increased by 18.5% to $138.2 million in the second quarter and increased by 21.7% to $271.2 million in the first six months of 2015 compared to the same periods of 2014. Our Enterprise Solutions segment revenue increased by 7.6% to $19.8 million in the second quarter of 2015 and increased by 11.3% to $37.2 million in the first six months of 2015 compared to the same periods of 2014. For the second quarter of 2015, gross margin was 32.3%, consistent with gross margin in the second quarter of 2014.
Foreign exchange rate changes impacted our Euro denominated revenue and Canadian dollar and Euro denominated operating expenses. We estimate that changes in exchange rates between the second quarter of 2015 and the same period of 2014 reduced our gross margin in the second quarter of 2015 by approximately $0.9 million and reduced our operating expenses in the second quarter of 2015 by approximately $3.4 million.
Financial highlights for the second quarter of 2015:
GAAP:

•	Revenue was $158.0 million, an increase of 17.0%, compared to $135.0 million in the second quarter of 2014.

•	Gross margin was 32.3%, compared to 32.1% in the second quarter of 2014.

•	Earnings from operations were $4.1 million, compared to a loss from operations of $6.3 million in the second quarter of 2014.

•	Net earnings were $4.1 million, or $0.12 per diluted share, compared to a net loss of $8.2 million, or $0.26 per diluted share, in the second quarter of 2014.

•	Cash and cash equivalents at the end of the second quarter of 2015 were $96.5 million, a decrease of $3.1 million, compared to the end of the first quarter of 2015.

NON-GAAP(1):

•	Gross margin was 32.4%, compared to 32.2% in the second quarter of 2014.

•	Earnings from operations were $10.7 million, compared to $3.7 million in the second quarter of 2014.

•	Adjusted EBITDA was $13.1 million, compared to $6.8 million in the second quarter of 2014.

•	Net earnings were $8.6 million, or $0.26 per diluted share, compared to net earnings of $2.6 million, or $0.08 per diluted share in the second quarter of 2014.

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition amortization, impairment, acquisition costs, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details.

Selected Consolidated Financial information:

(in thousands of U.S. dollars, except where otherwise stated)	2015		2014
	Q2	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$157,965	$150,406	$548,523	$149,078	$143,270	$135,012	$121,163

Gross Margin
- GAAP	$50,947	$48,836	$178,979	$50,006	$47,055	$43,321	$38,597
- Non-GAAP (1)	51,094	49,084	179,534	50,137	47,189	43,451	38,757

Gross Margin %
- GAAP	32.3%	32.5%	32.6%	33.5%	32.8%	32.1%	31.9%
- Non-GAAP (1)	32.4%	32.6%	32.7%	33.6%	32.9%	32.2%	32.0%

Earnings (loss) from operations
- GAAP	$4,112	$2,474	$(6,594)	$3,399	$2,943	$(6,264)	$(6,672)
- Non-GAAP (1)	10,725	8,846	22,794	10,033	8,381	3,660	720

Adjusted EBITDA(1)	$13,148	$11,308	$35,411	$12,732	$11,781	$6,813	$4,085

Net earnings (loss)
- GAAP	$4,076	$(9,653)	$(16,853)	$(1,701)	$(2,904)	$(8,243)	$(4,005)
- Non-GAAP (1)	8,637	7,182	19,848	9,093	7,682	2,590	483

Revenue by Segment:
OEM Solutions	$138,133	$133,040	$476,650	$129,580	$124,329	$116,579	$106,162
Enterprise Solutions	19,832	17,366	71,873	19,498	18,941	18,433	15,001

Share and per share data:
Basic net earnings (loss) per share (in dollars)
- GAAP	$0.13	$(0.30)	$(0.53)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
- Non-GAAP (1)	$0.27	$0.22	$0.63	$0.29	$0.24	$0.08	$0.02
Diluted net earnings (loss) per share (in dollars)
- GAAP	$0.12	$(0.30)	$(0.53)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
- Non-GAAP (1)	$0.26	$0.22	$0.63	$0.29	$0.24	$0.08	$0.02

Common shares (in thousands)
At period-end	32,205	32,133	31,869	31,869	31,673	31,511	31,432
Weighted average - basic	32,166	31,983	31,512	31,759	31,582	31,466	31,235
Weighted average - diluted	32,915	31,983	31,512	31,759	31,582	31,466	31,235

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition amortization, impairment, acquisition costs, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details.

See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Other key business highlights for the second quarter of 2015:

•
We announced a strategic collaboration with L&T Technology Services, which is establishing a center of excellence to support customers worldwide in developing their IoT applications using our Legato embedded application platform.

•	We announced the commercial availability of FirstNet Band 14 LTE support for the InMotion Solutions oMG2000 mobile gateway.

•
We reached a new milestone in our collaboration with PSA Peugeot Citroen, with a next-generation design win using AirPrime AR Series smart automotive modules, the Legato platform and the AirVantage cloud.

•
We introduced the next-generation AirPrime WP Series of smart wireless modules, designed to reduce system complexity and accelerate the development of connected products and applications for the Internet of Things.

•
We introduced Project mangOH, a wireless open hardware reference design, with an open interface standard developed by us, as part of our ongoing strategy to expand and accelerate innovation in the IoT.

•	We were selected by Arval, a leader in full service vehicle leasing and fleet management, for deployment of our device-to-cloud technology to help build its new global telematics solutions.

Outlook
In the third quarter of 2015, we expect revenue and gross margin percentage to be similar to the second quarter of 2015 and operating expenses to increase slightly compared to the second quarter of 2015.
We believe that the market for wireless IoT solutions has strong long-term growth prospects. We anticipate strong growth in the number and type of devices being wirelessly connected, driven by a number of enablers such as lower wireless connectivity costs, faster wireless connection speeds, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players. More importantly, we see strong customer demand emerging in many of our market segments driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.
Key factors that we expect will affect our results in the near term are:

•	the strength of our competitive position in the market;

•	the timely ramp up of sales of our new products recently launched or currently under development;

•	the availability of components from key suppliers;

•	the level of success our OEM customers achieve with sales of connected solutions to end users;

•	our ability to secure future design wins with both existing and new customers;

•	fluctuations in foreign exchange rates;

•	wireless technology transitions and the timing of deployment of new, higher speed networks by wireless operators;

•	contributions from acquisitions;

•	the successful implementation of our device-to-cloud strategy;

•	general economic conditions in the markets we serve; and

•	seasonality in demand.

We expect that product and price competition from other wireless device manufacturers will continue to play a role in the IoT market. As a result of these factors, we may experience volatility in our results on a quarter-to-quarter basis. Gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, competitive selling prices and product costs.

See "Cautionary Note Regarding Forward-Looking Statements".

CONSOLIDATED RESULTS OF OPERATIONS

	Three months ended June 30				Six months ended June 30
(in thousands of U.S. dollars, except where otherwise stated)	2015		2014		2015		2014
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue	157,965	100.0%	135,012	100.0%	308,371	100.0%	256,175	100.0%
Cost of goods sold	107,018	67.7%	91,691	67.9%	208,588	67.6%	174,257	68.0%
Gross margin	50,947	32.3%	43,321	32.1%	99,783	32.4%	81,918	32.0%

Expenses
Sales and marketing	12,828	8.1%	12,795	9.5%	25,973	8.4%	25,161	9.8%
Research and development	18,402	11.7%	20,021	14.8%	37,494	12.2%	40,038	15.6%
Administration	11,092	7.0%	9,680	7.1%	21,512	7.0%	19,013	7.4%
Restructuring	711	0.5%	987	0.7%	711	0.2%	987	0.4%
Acquisition and integration	1,015	0.6%	71	0.1%	2,118	0.7%	1,041	0.4%
Impairment	—	—%	3,756	2.8%	—	—%	3,756	1.5%
Amortization	2,787	1.8%	2,275	1.7%	5,389	1.8%	4,858	1.9%
	46,835	29.7%	49,585	36.7%	93,197	30.3%	94,854	37.0%
Earnings (loss) from operations	4,112	2.6%	(6,264)	(4.6)%	6,586	2.1%	(12,936)	(5.0)%
Foreign exchange gain (loss)	1,550		(891)		(10,343)		(499)
Other income	13		265		118		291
Earnings (Loss) before income taxes	5,675		(6,890)		(3,639)		(13,144)
Income tax expense (recovery)	1,599		1,353		1,938		(896)
Net earnings (loss)	4,076		(8,243)		(5,577)		(12,248)

Basic net earnings (loss) per share (in dollars)	$0.13		$(0.26)		$(0.17)		$(0.39)
Diluted net earnings (loss) per share (in dollars)	$0.12		$(0.26)		$(0.17)		$(0.39)

Revenue
Revenue increased by $23.0 million, or 17.0%, in the second quarter of 2015 and by $52.2 million, or 20.4%, in the first six months of 2015 compared to the same periods of 2014. The increase was mainly driven by growth in OEM Solutions, with solid contributions from automotive, transportation, energy and enterprise networking customers as well as contributions from Maingate, which was acquired in the first quarter of 2015. This increase was partially offset by the unfavorable foreign exchange impact on Euro denominated revenue and weaker year-over-year AirLink gateway revenue.

Gross margin
Gross margin was 32.3% in the second quarter of 2015 and 32.4% in the first six months of 2015 compared to gross margin of 32.1% and 32.0%, respectively in the same periods of 2014. The year-over-year increase in gross margin was mainly due to certain product cost improvements in our OEM Solutions segment, partially offset by the unfavorable impact of foreign exchange and product mix in our Enterprise Solutions segment. In the second quarter of 2015 and 2014 and the first six months of 2015 and 2014, gross margin included stock-based compensation expense and related social taxes of $0.1 million and $0.4 million, respectively.

Sales and marketing
Sales and marketing expenses were flat in the second quarter of 2015 and increased by $0.8 million, or 3.2%, in the first six months of 2015 compared to the same periods of 2014. The slight increase in the first six months of 2015 was primarily a result of the recent acquisition of Maingate, partially offset by the favorable impact of foreign exchange.

Sales and marketing expenses included stock-based compensation expense and related social taxes of $0.6 million and $0.5 million in the second quarter of 2015 and 2014, respectively and $1.2 million in the first six months of both 2015 and 2014.

Research and development
Research and development (“R&D”) expenses decreased by $1.6 million, or 8.1%, in the second quarter of 2015 and by $2.5 million, or 6.4%, in the first six months of 2015 compared to the same periods of 2014. The decrease in R&D expenses was primarily related to lower acquisition related amortization costs in the first six months of 2015, compared to the same period of 2014, and the favorable impact of foreign exchange.

R&D expenses included stock-based compensation expense and related social taxes of $0.4 million in each of the second quarter of 2015 and 2014. R&D expenses included stock-based compensation expense and related social taxes of $0.8 million and $1.2 million in the first six months of 2015 and 2014, respectively. R&D expenses also included acquisition amortization of $0.1 million and $1.0 million in the second quarter of 2015 and the first six months of 2015, respectively, compared to $1.4 million and $2.9 million in the same periods of 2014, respectively.

Administration
Administration expenses increased by $1.4 million, or 14.6%, in the second quarter of 2015 and by $2.5 million, or 13.1%, in the first six months of 2015 compared to the same periods of 2014. The increase was mainly driven by increased costs as a result of our acquisition of Maingate, as well as corporate development related costs. The increase was partially offset by the favorable impact of foreign exchange and lower specific bad debt provisions.

Administration expenses included stock-based compensation expense and related social taxes of $1.7 million and $1.3 million in the second quarter of 2015 and 2014, respectively, and $3.0 million in each of the first six months of 2015 and 2014.

Restructuring
In the second quarter of 2015, we incurred restructuring costs of $0.7 million compared to $1.0 million in the same period of 2014. During the second quarter of 2015, management implemented a plan to realign responsibilities within our Enterprise Solutions segment to reflect the natural evolution of our business and to provide dedicated focus on our AirLink gateways business and on integrating recent acquisitions with our AirVantage cloud and connectivity capabilities, in order to accelerate services revenue growth. In the second quarter of 2014, we incurred restructuring costs of $1.0 million related to the Company's decision to reduce the scope of its 2G chipset development activities.

Acquisition and integration
Acquisition and integration costs increased by $0.9 million in the second quarter of 2015 and by $1.1 million in the first six months of 2015 compared to the same periods of 2014. The increase was driven by the increase in acquisition activity in the first six months of 2015, compared to the same period of 2014.

Amortization
Amortization expense increased by $0.5 million in the second quarter and the first six months of 2015 compared to the same periods of 2014 mainly due to increased acquisition related amortization. Amortization expense for the second quarter and the first six months of 2015 included $1.9 million and $3.7 million of acquisition amortization, respectively, compared to $1.3 million and $3.0 million in the same periods of 2014, respectively.

Foreign exchange gain (loss)
Foreign exchange gain was $1.6 million for the second quarter of 2015, compared to a foreign exchange loss of $0.9 million in the same period of 2014. Commencing in the second quarter of 2015, we classified an intercompany Euro denominated loan as a net investment in a foreign subsidiary which resulted in the foreign exchange gain or loss from revaluation of the intercompany loan being recognized in other comprehensive income on a prospective basis. Prior to the second quarter of 2015, we had the intention to repay the intercompany loan and, as such, the foreign exchange fluctuations from the revaluation of the loan were recognized through foreign exchange gain or loss as part of net earnings.

Foreign exchange loss was $10.3 million for the first six months of 2015 compared to a loss of $0.5 million in the same period of 2014. The increased loss was primarily due to unrealized foreign exchange loss, recognized in the first quarter of 2015, on revaluation of an intercompany Euro loan to a foreign subsidiary driven by the decline in the value of the Euro relative to the U.S. dollar in the first quarter of 2015 compared to the same period of 2014.

Income tax (recovery) expense
Income tax expense increased by $0.2 million in the second quarter of 2015 compared to the same period of 2014 due to higher earnings and the impact of a shift in earnings between jurisdictions.

In the first six months of 2015, income tax expense was $1.9 million, compared to a recovery of $0.9 million in the same period of 2014. The recovery in the first quarter of 2014 was primarily driven by the release of a FIN 48 provision which had become statute barred, partially offset by the impact of a shift in earnings between jurisdictions.

Net earnings (loss)
In the second quarter of 2015, net earnings were $4.1 million compared to a net loss of $8.2 million in the same period of 2014. The improvement was primarily a result of positive earnings from operations and a foreign exchange gain partially offset by income tax expenses. Net loss in the second quarter of 2014 includes an impairment charge as a result of the Company's decision to reduce the scope of its 2G chipset development activities.

In the first six months of 2015, net loss decreased by $6.7 million compared to the same period of 2014. This reflects improved earnings from operations, partially offset by an increase in foreign exchange loss.

Net earnings (loss) in the second quarter and the first six months of 2015 included stock-based compensation expense and related social taxes of $2.9 million and $5.5 million, respectively, and acquisition amortization of $2.0 million and $4.7 million, respectively. Net loss in the second quarter and the first six months of 2014 included stock-based compensation expense and related social taxes of $2.3 million and $5.7 million, respectively, and acquisition amortization of $2.8 million and $5.9 million, respectively.

SEGMENTED INFORMATION

OEM Solutions

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q2, 2015	Q2, 2014	Q2 YTD, 2015	Q2 YTD, 2014	Q2, 2015 vs Q2, 2014	Q2 YTD, 2015 vs Q2 YTD, 2014
Revenue	138,133	116,579	271,173	222,741	18.5%	21.7%
Cost of goods sold	97,142	82,910	190,221	158,544	17.2%	20.0%
Gross margin	$40,991	$33,669	$80,952	$64,197	21.7%	26.1%
Gross margin %	29.7%	28.9%	29.9%	28.8%

In the second quarter of 2015, OEM Solutions revenue increased by $21.6 million, or 18.5%, and increased by $48.4 million, or 21.7%, in the first six months of 2015, compared to the same periods of 2014. This increase was primarily due to growth in 3G and 4G sales and solid contributions from automotive, transportation, energy, and enterprise networking customers, compared to the same periods of 2014.

Gross margin for OEM Solutions increased by $7.3 million, or 21.7%, in the second quarter of 2015 and by $16.8 million, or 26.1%, in the first six months of 2015, compared to the same periods of 2014. The increase in gross margin reflects the higher level of sales and certain product cost improvements, partially offset by unfavorable impact of foreign exchange on Euro-denominated revenues.

Enterprise Solutions

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q2, 2015	Q2, 2014	Q2 YTD, 2015	Q2 YTD, 2014	Q2, 2015 vs Q2, 2014	Q2 YTD, 2015 vs Q2 YTD, 2014
Revenue	19,832	18,433	37,198	33,434	7.6%	11.3%
Cost of goods sold	9,876	8,781	18,367	15,713	12.5%	16.9%
Gross margin	$9,956	$9,652	$18,831	$17,721	3.1%	6.3%
Gross margin %	50.2%	52.4%	50.6%	53.0%

In the second quarter of 2015, Enterprise Solutions revenue increased by $1.4 million, or 7.6%, and by $3.8 million, or 11.3%, in the first six months of 2015 compared to the same periods of 2014. The increase in the second quarter was driven by revenue contribution from the acquired Maingate business and the six month increase was driven by revenue contribution of both the acquired Maingate and In Motion Technology Inc. ("In Motion") businesses. These increases were partially offset by lower sales of AirLink gateway products.

Gross margin for Enterprise Solutions increased by $0.3 million in the second quarter of 2015 and by $1.1 million in the first six months of 2015, compared to the same periods of 2014. This increase reflects higher revenue, partially offset by additional AirVantage operating costs and lower sales of high margin AirLink gateway products.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2014. The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2015		2014				2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$157,965	$150,406	$149,078	$143,270	$135,012	$121,163	$118,608	$112,262
Cost of goods sold	107,018	101,570	99,072	96,215	91,691	82,566	80,165	74,916
Gross margin	50,947	48,836	50,006	47,055	43,321	38,597	38,443	37,346
Gross margin %	32.3%	32.5%	33.5%	32.8%	32.1%	31.9%	32.4%	33.3%

Expenses
Sales and marketing	12,828	13,145	12,682	12,633	12,795	12,366	10,693	10,452
Research and development	18,402	19,092	21,012	19,887	20,021	20,017	19,074	17,806
Administration	11,092	10,420	9,008	9,006	9,680	9,333	8,841	9,297
Restructuring	711	—	540	71	987	—	14	14
Acquisition and integration	1,015	1,103	1,273	356	71	970	369	139
Impairment	—	—	—	—	3,756	—	—	—
Amortization	2,787	2,602	2,092	2,159	2,275	2,583	2,999	2,939
	46,835	46,362	46,607	44,112	49,585	45,269	41,990	40,647
Operating earnings (loss) from continuing operations	4,112	2,474	3,399	2,943	(6,264)	(6,672)	(3,547)	(3,301)
Foreign exchange gain (loss)	1,550	(11,893)	(3,852)	(8,039)	(891)	392	1,921	2,563
Other income (expense)	13	105	246	317	265	26	26	(26)
Earnings (loss) from continuing operations before income tax	5,675	(9,314)	(207)	(4,779)	(6,890)	(6,254)	(1,600)	(764)
Income tax expense (recovery)	1,599	339	1,494	(1,875)	1,353	(2,249)	345	(1,839)
Net earnings (loss) from continuing operations	4,076	(9,653)	(1,701)	(2,904)	(8,243)	(4,005)	(1,945)	1,075
Net earnings (loss) from discontinued operations	—	—	—	—	—	—	1,078	(505)
Net earnings (loss)	$4,076	$(9,653)	$(1,701)	$(2,904)	$(8,243)	$(4,005)	$(867)	$570
Earnings (loss) per share - in dollars
Basic	$0.13	$(0.30)	$(0.05)	$(0.09)	$(0.26)	$(0.13)	$(0.03)	$0.02
Diluted	$0.12	$(0.30)	$(0.05)	$(0.09)	$(0.26)	$(0.13)	$(0.03)	$0.02
Weighted average number of shares (in thousands)
Basic	32,166	31,983	31,759	31,582	31,466	31,235	30,804	30,688
Diluted	32,915	31,983	31,759	31,582	31,466	31,235	30,804	31,176

See "Overview" and "Consolidated Results of Operations" in this MD&A, for details of our results for the second quarter of 2015 compared to results for the second quarter of 2014.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses and other factors.

LIQUIDITY AND CAPITAL RESOURCES

Selected Consolidated Financial Information

(in thousands of U.S. dollars)	Three months ended June 30			Six months ended June 30
	2015	2014	Change	2015	2014	Change
Cash flows provided (used) before changes in non-cash working capital:	$11,026	$4,141	$6,885	$14,991	$11,836	$3,155
Changes in non-cash working capital
Accounts receivable	1,432	(3,069)	4,501	(20,845)	(2,209)	(18,636)
Inventories	(6,642)	(1,298)	(5,344)	(9,236)	(1,159)	(8,077)
Prepaid expense and other	(8,829)	3,349	(12,178)	(7,188)	8,447	(15,635)
Accounts payable and accrued liabilities	15,526	9,176	6,350	12,383	(8,062)	20,445
Deferred revenue and credits	425	(434)	859	883	(382)	1,265
	1,912	7,724	(5,812)	(24,003)	(3,365)	(20,638)
Cash flows provided by (used in):
Operating activities	12,938	11,865	1,073	(9,012)	8,471	(17,483)

Investing activities	(13,510)	10,610	(24,120)	(104,103)	(14,166)	(89,937)
Acquisition of Accel Networks	(9,250)	—	(9,250)	(9,250)	—	(9,250)
Acquisition of Maingate, net of cash acquired	—	—	—	(88,449)	—	(88,449)
Acquisition of In Motion, net of cash acquired	—	122	(122)	—	(22,456)	22,456
Proceeds from sale of AirCard business	—	13,800	(13,800)	—	13,800	(13,800)
Capital expenditures and increase in intangible assets	(4,260)	(2,770)	(1,490)	(6,404)	(4,727)	(1,677)
Net change in short-term investments and other assets	—	(542)	542	—	(820)	820

Financing activities	(1,088)	(5,640)	4,552	114	(3,528)	3,642
Issue of common shares	580	647	(67)	2,725	3,372	(647)
Purchase of treasury shares for RSU distribution	(1,656)	(5,955)	4,299	(2,453)	(5,955)	3,502
Taxes paid related to net settlement of equity awards	(452)	(173)	(279)	(2,194)	(674)	(1,520)
Excess tax benefits from equity awards	510	—	510	2,180	—	2,180

Free Cash Flow(1):

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2015	2014	2015	2014
Cash flows from operating activities	$12,938	$11,865	$(9,012)	$8,471
Capital expenditures and increase in intangible assets	(4,260)	(2,770)	(6,404)	(4,727)
Free Cash Flow	$8,678	$9,095	$(15,416)	$3,744

(1) See section on "Non-GAAP Financial Measures"

Operating Activities
In the second quarter of 2015, cash provided by operating activities increased by $1.1 million, compared to the same period in 2014, primarily due to higher earnings from operations partially offset by lower cash generated from working capital. In the first six months of 2015, $9.0 million was used in operating activities due to higher working capital requirements compared to $8.5 million provided by operating activities in the same period of 2014.

Investing Activities
In the second quarter of 2015, $13.5 million was used in investing activities primarily for the acquisition of Accel and capital expenditures. This compares to $10.6 million provided by investing activities in the second quarter of 2014 resulting primarily from receipt of the funds held in escrow following the sale of our AirCard business in April 2013 partially offset by capital expenditures.

In the first six months of 2015, cash used in investing activities increased by $89.9 million compared to the same period in 2014, primarily due to the acquisitions completed in the period to advance our device-to-cloud strategy. Cash used in the first six months of 2014 was primarily for the acquisition of In Motion partially offset by receipt of funds held in escrow following the sale of our AirCard business in April 2013.

Cash used for capital expenditures was primarily for production and tooling equipment, research and development equipment, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs.
Financing Activities
Cash used in financing activities decreased by $4.6 million in the second quarter of 2015 and decreased by $3.6 million in the first six months of 2015 compared to the same periods of 2014, primarily due to lower spending on purchase of shares to satisfy obligations under our restricted share unit plan and higher tax benefits from equity awards partially offset by higher taxes paid related to settlement of equity awards.
Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including inventory and other working capital items, capital expenditures, intellectual property (“IP”) licenses and other obligations discussed below. Cash may also be used to finance acquisitions of businesses in line with our long-term growth strategy. We continue to believe our cash and cash equivalents balance of $96.5 million at June 30, 2015 and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans. We expect to use $15.7 million of cash in the third quarter of 2015 to fund the initial cash payment relating to our purchase of MobiquiThings. Our capital expenditures during the third quarter of 2015 are expected to be primarily for R&D equipment, tooling, leasehold improvements, software licenses and patents. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of June 30, 2015.

Payments due by period (In thousands of dollars)	2015	2016	2017	2018	2019	Thereafter
Operating lease obligations	$2,799	$5,110	$4,517	$3,281	$2,621	$3,437
Capital lease obligations	127	163	93	48	1	—
Purchase obligations (1)	105,422	—	—	—	—	—
Other long-term liabilities (2)	—	32,271	—	—	—	2,197
Total	$108,348	$37,544	$4,610	$3,329	$2,622	$5,634

(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between July 2015 and December 2015.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Other long-term liabilities include the long-term portions of accrued royalties.

Capital Resources
The following table presents our capital resources as of the dates indicated.

	2015		2014
(In thousands of dollars)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$96,474	$99,555	$207,062	$196,086	$168,418	$151,339
Unused credit facilities	10,000	10,000	10,000	10,000	10,000	10,000
Total	$106,474	$109,555	$217,062	$206,086	$178,418	$161,339

Credit Facilities
We have a $10 million revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce expiring on October 31, 2015. The Revolving Facility is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at June 30, 2015, there were no borrowings under the Revolving Facility.

Letters of Credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As of June 30, 2015, there were no letters of credit issued against the revolving standby letter of credit facility.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), non-GAAP net earnings (loss, non-GAAP diluted earnings (loss) per share and Free Cash Flow.  Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition and disposition costs, restructuring costs, integration costs, impairment, foreign exchange gains or losses on translation of balance sheet accounts and certain tax adjustments. We disclose non-GAAP financial measures as we believe they provide useful information to evaluate our operating results, for financial and operational decision-making purposes and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Adjusted EBITDA is defined as earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition and integration costs, restructuring costs, impairment and amortization. Adjusted EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization. We believe that Adjusted EBITDA is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures. Adjusted EBITDA is also used by investors and analysts for valuation purposes. Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to generate cash that can be used for expansion of the business.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results(1):

(in thousands of U.S. dollars, except where otherwise stated)	2015		2014
	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$50,947	$48,836	$178,979	$50,006	$47,055	$43,321	$38,597
Stock-based compensation and related social taxes	147	248	555	131	134	130	160
Gross margin - Non-GAAP	$51,094	$49,084	$179,534	$50,137	$47,189	$43,451	$38,757

Earnings (loss) from operations - GAAP	$4,112	$2,474	$(6,594)	$3,399	$2,943	$(6,264)	$(6,672)
Stock-based compensation and related social taxes	2,858	2,600	10,464	2,432	2,402	2,326	3,304
Acquisition and integration	1,015	1,103	2,670	1,273	356	71	970
Restructuring	711	—	1,598	540	71	987	—
Impairment	—	—	3,756	—	—	3,756	—
Acquisition related amortization	2,029	2,669	10,900	2,389	2,609	2,784	3,118
Earnings from operations - Non-GAAP	$10,725	$8,846	$22,794	$10,033	$8,381	$3,660	$720
Amortization (excluding acquisition related amortization)	2,423	2,462	12,617	2,699	3,400	3,153	3,365
Adjusted EBITDA	$13,148	$11,308	$35,411	$12,732	$11,781	$6,813	$4,085

Net earnings (loss) - GAAP	$4,076	$(9,653)	$(16,853)	$(1,701)	$(2,904)	$(8,243)	$(4,005)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition, integration, and acquisition related amortization, net of tax	6,443	6,372	29,337	6,618	5,414	9,916	7,389
Foreign exchange loss (gain)	(1,581)	11,835	12,285	3,798	7,953	916	(382)
Income tax adjustments	(301)	(1,372)	(4,921)	378	(2,781)	1	(2,519)
Net earnings - Non-GAAP	$8,637	$7,182	$19,848	$9,093	$7,682	$2,590	$483

Diluted net earnings (loss) per share
GAAP - (in dollars)	$0.12	$(0.30)	$(0.53)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
Non-GAAP - (in dollars)	$0.26	$0.22	$0.63	$0.29	$0.24	$0.08	$0.02

(1) See "Liquidity and Capital Resources - Selected Consolidated Financial Information" for a reconciliation of Free Cash Flow

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the three and six months ended June 30, 2015 and 2014.

TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three and six months ended June 30, 2015 and 2014.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.
The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found in our 2014 annual MD&A, a copy of which is available on SEDAR at www.sedar.com and the SEC's website at www.sec.gov. There were no significant changes in our critical accounting policies in the second quarter of 2015.

OUTSTANDING SHARE DATA
As of the date of this MD&A, the Company had 32,208,021 common shares issued and outstanding, 1,085,208 stock options exercisable into common shares and 543,770 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2017. Early application is permitted in fiscal years beginning after December 15, 2016. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements at this time.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Given our financial condition, we do not expect the update to have a significant impact on our disclosures.
In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The update provides accounting guidance for customers with cloud computing arrangements. The standard is effective for interim and annual periods ending after December 15, 2015. Early application is permitted. We are in the process of evaluating the potential impact of this update to our consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three and six months ended June 30, 2015 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS
In February 2015, a patent holding company, Wetro Lan, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas, asserting patent infringement by us of one patent which expired in 2012. The lawsuit makes certain allegations concerning our AirLink router products which were sold prior to the patent’s expiry. The lawsuit is in the process of being dismissed with prejudice and will not have a material adverse effect on our operating results.
In November 2013, we filed a complaint against Nokia Corporation ("Nokia") with the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleged that Nokia abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. In March 2015, we withdrew our EU Commission complaint, reserving our right to introduce a similar complaint in the future. We also believe that Nokia violates Section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission ("FTC") setting out these violations. On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia against us, for alleged unpaid royalties of approximately €32 million. Both parties in the arbitration have filed their responses and the ICC has appointed an arbitrator. We believe Nokia's arbitration claims are without legal merit, and we will defend the claims vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.
In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. Motions for reconsideration of the claim construction order and for summary judgment of non-infringement and invalidity have been filed by us and/or other defendants in related cases and are currently in the briefing stage. We anticipate that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. M2M wishes to proceed against other defendants in related cases involving the same patents with regard to its infringement claims. We expect these trials to occur in early 2016. Any appeals from the claim construction order may follow the disposition of these trials. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit is in the discovery stage and trial is anticipated to occur in late 2016.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The lawsuit was dismissed with prejudice in June 2015 and we do not believe that this outcome will have a material adverse effect on our operating results. In June 2015, Adaptix filed amended complaints in the Eastern District of Texas against two carriers asserting patent infringement against them in relation to certain cellular communication devices sold by the carriers for use on their 4G LTE wireless networks, which products include certain products which may utilize modules sold to the original equipment manufacturer by us and certain AirCard products sold to the carriers by us prior to the transfer of the AirCard business to Netgear. These lawsuits are in the initial pleadings stage.
In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. We have intervened in two of the cases in defense of our products with respect to four patents-in-suit alleged to relate to Wi-Fi standards, one of which patents the plaintiff has indicated with be dropped from the lawsuit. The lawsuits are in the discovery stage. A claim construction order was issued in March 2015.
A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. In March 2015, this judgment was affirmed by the United States Court of Appeals for the Federal Circuit. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. The claim construction order in the Puerto Rico case was issued in April 2014. The case was closed in September 2014 following the filing of a joint notice of stipulation of dismissal without prejudice.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models sell products and services that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors could weaken our competitive position. We may also introduce new products or services that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.
Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.
The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. For example, on March 3, 2014 we completed the acquisition of In Motion, on January 16, 2015 we completed the acquisition of Maingate and on June 18, 2015 we completed the acquisition of substantially all of the assets of Accel. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

•
exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	higher than anticipated acquisition and integration costs and expenses;

•	the difficulty and expense of integrating the operations and personnel of the acquired companies;

•	possible use of cash to support the operations of an acquired business;

•	possible increase in foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	the potential loss of key employees and customers;

•
a possible decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	a possible decrease in our share price, if, as a result of the acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and

•	possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate,we may also decide to divest assets, technologies or businesses. For example, on April 2, 2013 we completed the sale of our AirCard business to NetGear, Inc. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.
In addition, we may be unsuccessful at bringing to conclusion proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.
We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors including, but not limited to, the following:

•	our ability to design and manufacture products at an acceptable cost and quality;

•	our ability to attract and retain skilled technical employees;

•	the availability of critical components from third parties;

•	our ability to successfully complete the development of products in a timely manner; and

•	the ability of third parties to complete and deliver on outsourced product development engagements.

A failure by us, or our suppliers, in any of these areas or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products to OEM's, enterprises, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.
Cyber attacks or other breaches of information technology security could have an adverse impact on our business.

We rely on certain internal processes, infrastructure and information technology systems to efficiently operate our business in a secure manner, including infrastructure and systems operated by third parties. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. Furthermore, the prevalence and sophistication of these types of threats are increasing and our security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. Cyber attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide device management and other cloud-based services to our customers. A major security breach could result in the loss of critical data, theft of intellectual property, disclosure of confidential information, customer claims and litigation, reduced revenues due to business interruption, costs associated with remediation of infrastructure and systems, class action and derivative action lawsuits and damage to our reputation. Our insurance may not be adequate to fully reimburse us for these costs and losses.
We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our single source suppliers may experience damage or interruption in their operations due to unforeseen events, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products are comprised of hardware and software that is technologically complex and we are reliant on third parties to provide important components for our products. It is possible that our products may contain undetected errors or defects, especially when introduced or when new versions are released. As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.
We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

In the past we have received, and in the future we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.

Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	we may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•
we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	management attention and resources may be diverted;

•	our relationships with customers may be adversely affected; and

•	we may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.
Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	undetected misappropriation of our intellectual property;

•	the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.
We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the abilities and experience of our executive officers and other key employees. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
Contractual disputes could have a material adverse effect on our business.

Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	price and product competition which may result in lower selling prices for some of our products or lost market share;

•	price and demand pressure on our products from our customers as they experience pressure in their businesses;

•	demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

•
development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	transition periods associated with the migration to new technologies;

•	potential commoditization and saturation in certain markets;

•	our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	product mix of our sales (our products have different gross margins — for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);

•	possible delays or shortages in component supplies;

•	possible delays in the manufacture or shipment of current or new products;

•	possible product quality or factory yield issues that may increase our cost of goods sold;

•	concentration in our customer base;

•	seasonality in demand;

•	amount of inventory held by our channel partners;

•	possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of goods sold and operating expenses;

•	impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;

•	achievement of milestones related to our professional services contracts; and

•	operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.
Continued difficult or uncertain global economic conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, increased market volatility and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.

We have been subject to certain class action lawsuits, and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition. Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

•	potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•	the absence of guaranteed or adequate manufacturing capacity;

•
potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In this situation, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.
We depend on wireless network carriers to promote and offer acceptable wireless data services.

Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and networks and appropriate pricing of wireless data services.
Government regulations could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, prevented from selling our products in certain jurisdictions.

We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures in order to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures.
The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and carrier and other customer requirements or differing views of personal privacy rights.
Our products are used to transmit a large volume of data, including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated as a result of a defect or vulnerability in our products. If we are required to allocate significant resources to modify our products or our existing security procedures for the personal information that our products transmit, our business, results of operations and financial condition may be adversely affected.

We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 73% of our revenue in fiscal 2014 and approximately 73% of our revenue in the first six months of 2015 compared to 73% in fiscal 2013 and 75% of our revenue in the first six months of 2014. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of these jurisdictions outside of North America, and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liability, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;

•
compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them or that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	June 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$96,474	$207,062
Accounts receivable, net of allowance for doubtful accounts of $2,597 (December 31, 2014 - $2,275)	128,675	106,799
Inventories (note 4)	26,217	17,445
Deferred income taxes	4,776	4,779
Prepaids and other (note 5)	11,518	7,826
	267,660	343,911
Property and equipment	23,862	20,717
Intangible assets	85,489	37,893
Goodwill	147,998	103,966
Deferred income taxes	3,560	3,898
Other assets	8,755	4,979
	$537,324	$515,364

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 6)	$132,770	$128,196
Deferred revenue and credits	4,083	3,245
	136,853	131,441
Long-term obligations (note 7)	36,655	26,608
Deferred income taxes	6,489	453
	179,997	158,502
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 32,204,908 shares (December 31, 2014 - 31,868,541 shares)	344,708	339,640
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost: 1,696 shares (December 31, 2014 – 342,645 shares)	(61)	(6,236)
Additional paid-in capital	20,658	26,909
Retained earnings (deficit)	(3,063)	2,514
Accumulated other comprehensive loss (note 8)	(4,915)	(5,965)
	357,327	356,862
	$537,324	$515,364
Commitments and contingencies (note 13)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenue	$157,965	$135,012	$308,371	$256,175
Cost of goods sold	107,018	91,691	208,588	174,257
Gross margin	50,947	43,321	99,783	81,918

Expenses
Sales and marketing	12,828	12,795	25,973	25,161
Research and development	18,402	20,021	37,494	40,038
Administration	11,092	9,680	21,512	19,013
Restructuring (note 10)	711	987	711	987
Acquisition and integration	1,015	71	2,118	1,041
Impairment	—	3,756	—	3,756
Amortization	2,787	2,275	5,389	4,858
	46,835	49,585	93,197	94,854
Earnings (loss) from operations	4,112	(6,264)	6,586	(12,936)
Foreign exchange gain (loss) (note 8)	1,550	(891)	(10,343)	(499)
Other income	13	265	118	291
Earnings (loss) before income taxes	5,675	(6,890)	(3,639)	(13,144)
Income tax expense (recovery)	1,599	1,353	1,938	(896)
Net earnings (loss)	$4,076	$(8,243)	$(5,577)	$(12,248)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	4,568	(64)	1,050	(44)
Comprehensive earnings (loss)	$8,644	$(8,307)	$(4,527)	$(12,292)
Net earnings (loss) per share (in dollars) (note 12)
Basic	$0.13	$(0.26)	$(0.17)	$(0.39)
Diluted	0.12	(0.26)	(0.17)	(0.39)
Weighted average number of shares outstanding (in thousands) (note 12)
Basic	32,166	31,466	32,075	31,351
Diluted	32,915	31,466	32,075	31,351
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)
(unaudited)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2013	31,097,844	$329,628	507,147	$(5,137)	$25,996	$19,367	$(6,858)	$362,996

Stock option exercises	686,384	9,236	—	—	(2,832)	—	—	6,404
Stock-based compensation	—	—	—	—	9,404	—	—	9,404
Purchase of treasury shares for RSU distribution	—	—	311,333	(5,955)	—	—	—	(5,955)
Distribution of vested RSUs	84,313	776	(475,835)	4,856	(7,035)	—	—	(1,403)
Excess tax benefits from equity awards	—	—	—	—	1,376	—	—	1,376
Net loss	—	—	—	—	—	(16,853)	—	(16,853)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	893	893
Balance as at December 31, 2014	31,868,541	$339,640	342,645	$(6,236)	$26,909	$2,514	$(5,965)	$356,862

Stock option exercises (note 9)	237,241	3,851	—	—	(1,126)	—	—	2,725
Stock-based compensation (note 9)	—	—	—	—	4,734	—	—	4,734
Purchase of treasury shares for RSU distribution	—	—	61,476	(2,453)	—	—	—	(2,453)
Distribution of vested RSUs	99,126	1,217	(402,425)	8,628	(12,039)	—	—	(2,194)
Excess tax benefits from equity awards	—	—	—	—	2,180	—	—	2,180
Net loss	—	—	—	—	—	(5,577)	—	(5,577)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	1,050	1,050
Balance as at June 30, 2015	32,204,908	$344,708	1,696	$(61)	$20,658	$(3,063)	$(4,915)	$357,327
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$4,076	$(8,243)	$(5,577)	$(12,248)
Items not requiring (providing) cash
Amortization	4,452	5,937	9,583	12,420
Stock-based compensation (note 9)	2,437	2,326	4,734	4,577
Deferred income taxes	—	(1)	—	2,965
Loss on disposal of property and equipment	76	36	77	22
Impairment	—	3,756	—	3,756
Unrealized foreign exchange loss (note 8)	—	585	6,219	599
Other	(15)	(255)	(45)	(255)
Changes in non-cash working capital
Accounts receivable	1,432	(3,069)	(20,845)	(2,209)
Inventories	(6,642)	(1,298)	(9,236)	(1,159)
Prepaid expenses and other	(8,829)	3,349	(7,188)	8,447
Accounts payable and accrued liabilities	15,526	9,176	12,383	(8,062)
Deferred revenue and credits	425	(434)	883	(382)
Cash flows provided by (used in) operating activities	12,938	11,865	(9,012)	8,471
Investing activities
Additions to property and equipment	(3,906)	(2,212)	(5,817)	(3,642)
Proceeds from sale of property and equipment	—	—	—	37
Increase in intangible assets	(354)	(558)	(587)	(1,085)
Net proceeds from sale of AirCard business	—	13,800	—	13,800
Acquisition of In Motion Technology, net of cash acquired	—	122	—	(22,456)
Acquisition of Wireless Maingate, net of cash acquired (note 3)	—	—	(88,449)	—
Acquisition of Accel Networks (note 3)	(9,250)	—	(9,250)	—
Net change in short-term investments	—	—	—	2,470
Increase in other assets	—	(542)	—	(3,290)
Cash flows provided by (used in) investing activities	(13,510)	10,610	(104,103)	(14,166)
Financing activities
Issuance of common shares	580	647	2,725	3,372
Purchase of treasury shares for RSU distribution	(1,656)	(5,955)	(2,453)	(5,955)
Taxes paid related to net settlement of equity awards	(452)	(173)	(2,194)	(674)
Excess tax benefits from equity awards	510	—	2,180	—
Decrease in other long-term obligations	(70)	(159)	(144)	(271)
Cash flows provided by (used in) financing activities	(1,088)	(5,640)	114	(3,528)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,421)	244	2,413	225
Cash and cash equivalents, increase (decrease) in the period	(3,081)	17,079	(110,588)	(8,998)
Cash and cash equivalents, beginning of period	99,555	151,339	207,062	177,416
Cash and cash equivalents, end of period	$96,474	$168,418	$96,474	$168,418
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2014 audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2014 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	SIGNIFICANT ACCOUNTING POLICIES
Changes in future accounting standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2017. Early application is permitted in fiscal years beginning after December 15, 2016. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements at this time.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Given our financial condition, we do not expect the update to have a significant impact on our disclosures.

In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The update provides accounting guidance for customers with cloud computing arrangements. The standard is effective for interim and annual periods ending after December 15, 2015. Early application is permitted. We are in the process of evaluating the potential impact of this update to our consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

3.	ACQUISITIONS
Acquisition of Wireless Maingate AB
On January 16, 2015, we acquired all of the shares of Wireless Maingate AB ("Maingate") for cash consideration of $91.6 million ($88.4 million, net of cash acquired). Maingate is a Sweden-based provider of M2M connectivity and data management services.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of our preliminary estimates of their respective fair values as at January 16, 2015. The excess of the purchase price over the preliminary value assigned to the net assets acquired is recorded as goodwill.

The following table summarizes the preliminary values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	3,139
Accounts receivable	2,795
Prepaid and other assets	270
Inventory	75
Property and equipment	275
Identifiable intangible assets	50,231
Goodwill	45,943
102,728
Liabilities assumed
Accounts payable and accrued liabilities	4,437
Deferred revenue	172
Deferred income tax	6,531
Fair value of net assets acquired	91,588

The goodwill of $45.9 million resulting from the acquisition consists largely of the expectation that the acquisition will further strengthen our Enterprise Solutions segment and offer us significantly enhanced market position in Europe.  Goodwill has been assigned to the Enterprise Solutions segment and is not deductible for tax purposes.

The initial accounting for the business acquisition is preliminary as of the date of this report. The aggregate fair value of the assets acquired and liabilities assumed are our best estimates based upon certain valuations and analyses that have yet to be finalized and are subject to adjustments.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Brand	20 years	4,820
Customer relationships	12 years	34,571
Existing technology	4 years	3,411
In-process research and development	8 years	7,429
		50,231

The amount of revenue of Maingate included in our consolidated statements of operations from the acquisition date, through the period ended June 30, 2015, was $7.5 million. The amount of net loss of Maingate included in our consolidated statements of operations for the aforementioned period was $0.2 million.

The following table presents the unaudited pro forma results for the three and six months ended June 30, 2015 and 2014. The unaudited pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Maingate as though the businesses had been combined as of the beginning of fiscal 2014. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2014. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Pro forma information
Revenue	$157,965	$140,239	$309,089	$266,328
Earnings (loss) from operations	3,889	(5,740)	5,779	(12,188)
Net earnings (loss)	3,853	(7,821)	(6,469)	(11,640)

Basic and diluted earnings (loss) per share (in dollars)	$0.12	$(0.25)	$(0.20)	$(0.37)

Acquisition of Accel Networks LLC
On June 18, 2015, we acquired substantially all of the assets of Accel Networks LLC ("Accel") for cash consideration of $9.3 million plus a maximum contingent consideration of $1.5 million under a performance-based earnout formula. Accel is a leader in managed cellular broadband technology and connectivity services in North America.

At acquisition date, we recognized the fair value of the contingent consideration at $0.8 million based on a weighted probability estimate of achievement of the earnout within the specified 12 month period of the contingent consideration.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of our

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

preliminary estimates of their respective fair values as at June 18, 2015. The excess of the purchase price over the preliminary value assigned to the net assets acquired is recorded as goodwill.

Total consideration for the acquisition is as follows:

$
Cash	9,250
Contingent consideration	753
10,003

The following table summarizes the preliminary values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Accounts receivable	577
Prepaid and other assets	160
Inventory	72
Property and equipment	1,388
Identifiable intangible assets	5,499
Goodwill	3,492
11,188
Liabilities assumed
Accounts payable and accrued liabilities	1,107
Deferred revenue	78
Fair value of net assets acquired	10,003

The preliminary goodwill of $3.5 million resulting from the acquisition consists largely of the expectation that the acquisition will further strengthen our Enterprise Solutions segment.  Goodwill has been assigned to the Enterprise Solutions segment and is deductible for tax purposes.

The initial accounting for the business acquisition is preliminary as of the date of this report. The aggregate fair value of the assets acquired and liabilities assumed are our best estimates based upon certain valuations and analyses that have yet to be finalized and are subject to adjustments.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Brand	20 years	1,169
Customer relationships	10 years	2,352
Existing technology	5 years	1,978
		5,499

The amount of revenue and net earnings of Accel included in our consolidated statements of operations from the acquisition date, through the period ended June 30, 2015, was $0.3 million and $0.1 million, respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Acquisition of MobiquiThings SAS
On June 23, 2015 we announced that we have entered into a definitive agreement to acquire all of the outstanding shares of MobiquiThings SAS, a leading mobile virtual network operator in Europe for cash consideration of €14 million plus a contingent consideration of €12 million under a performance-based earnout formula. The transaction is expected to close in the third quarter of 2015.

4.	INVENTORIES
The components of inventories were as follows:

	June 30, 2015	December 31, 2014
Electronic components	$18,385	$5,608
Finished goods	7,832	11,837
	$26,217	$17,445

5.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	June 30, 2015	December 31, 2014
Inventory advances	$336	$639
Insurance and licenses	6,941	3,009
Other	4,241	4,178
	$11,518	$7,826

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	June 30, 2015	December 31, 2014
Trade payables	$83,827	$75,452
Inventory commitment reserve	2,148	1,777
Accrued royalties	11,789	18,895
Accrued payroll and related liabilities	11,370	11,300
Taxes payable (including sales taxes)	2,623	4,742
Product warranties (note 13 (a)(ii))	6,728	5,951
Other	14,285	10,079
	$132,770	$128,196

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

7.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	June 30, 2015	December 31, 2014
Accrued royalties	$32,115	$22,101
Other	4,540	4,507
	$36,655	$26,608

8.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The components of accumulated other comprehensive loss, net of taxes, were as follows:

	June 30, 2015	December 31, 2014
Release of foreign currency translation relating to acquisition of non-controlling interest	$178	$178
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(4,365)	(5,415)
	$(4,915)	$(5,965)

Effective in the second quarter of 2015, we classified an intercompany Euro denominated loan as a net investment in a foreign subsidiary which resulted in foreign exchange gains and losses on revaluation being prospectively classified in other comprehensive income. We would have recorded an unrealized foreign exchange gain on revaluation of $1.9 million in foreign exchange gain (loss) in the statement of earnings in the second quarter of 2015 before giving effect to this new classification.

9.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Cost of goods sold	$147	$130	$378	$254
Sales and marketing	631	462	1,121	910
Research and development	381	447	739	861
Administration	1,278	1,287	2,496	2,552
	$2,437	$2,326	$4,734	$4,577

Stock option plan	$537	$557	$1,064	$1,120
Restricted stock plan	1,900	1,769	3,670	3,457
	$2,437	$2,326	$4,734	$4,577

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

As at June 30, 2015, the unrecognized compensation expense related to non-vested stock options and RSUs was $4,377 and $10,108 (2014 – $4,561 and $10,933), respectively, which is expected to be recognized over weighted average periods of 2.7 and 1.5 years (2014 – 2.7 and 1.6 years), respectively.
Stock option plan
The following table presents stock option activity for the period:

	Three months ended June 30,		Six months ended June 30,
Number of Options	2015	2014	2015	2014
Outstanding, beginning of period	1,144,908	1,514,295	1,144,057	1,537,586
Granted	4,172	27,189	205,147	298,965
Exercised	(50,956)	(66,082)	(237,241)	(358,836)
Forfeited / expired	(5,236)	(134)	(19,075)	(2,447)
Outstanding, end of period	1,092,888	1,475,268	1,092,888	1,475,268
Exercisable, beginning of period	315,140	417,234	337,469	470,638
Exercisable, end of period	356,766	459,960	356,766	459,960

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at June 30, 2015, stock options exercisable into 2,127,603 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. The aggregate intrinsic value of stock options exercised in the three and six months ended June 30, 2015 was $1,098 and $5,766, respectively (three and six months ended June 30, 2014 - $647 and $3,707, respectively).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The fair value of share options was estimated on the date of grant using the Black-Scholes option‑pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Risk-free interest rate	1.03%	1.36%	0.95%	1.25%
Annual dividends per share	Nil	Nil	Nil	Nil
Expected stock price volatility	45%	45%	44%	46%
Expected option life (in years)	4.0	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$11.80	$7.40	$11.44	$7.18

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.
Restricted share plans
The following table summarizes the RSU activity for the period:

	Three months ended June 30,		Six months ended June 30,
Number of RSUs	2015	2014	2015	2014
Outstanding, beginning of period	886,491	1,266,554	1,161,765	1,442,115
Granted	5,690	24,165	219,471	341,224
Vested / settled	(80,505)	(69,918)	(564,293)	(562,538)
Forfeited	(3,882)	(100)	(9,149)	(100)
Outstanding, end of period	807,794	1,220,701	807,794	1,220,701

Outstanding – vested and not settled	112,240	83,304	112,240	83,304
Outstanding – unvested	695,554	1,137,397	695,554	1,137,397
Outstanding, end of period	807,794	1,220,701	807,794	1,220,701

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs support our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws. With respect to the treasury based RSP, the maximum number of share

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

units outstanding under the Plan shall not exceed 3.5% of the number of issued and outstanding shares. Based on the number of shares outstanding as at June 30, 2015, 574,847 share units are available for future allocation under the Plan. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and NASDAQ, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The aggregate intrinsic value of RSUs that vested and settled in the three and six months ended June 30, 2015 was $2,841 and $19,639, respectively (three and six months ended June 30, 2014 – $1,344 and $11,023, respectively).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. Grants to French employees are expensed over a two-year vesting period.

10.	RESTRUCTURING

The Company's restructuring expense and related provisions were as follows:

	Three months ended June 30, 2015	Six months ended June 30, 2015
Balance, beginning of period	$273	$348
Expensed in period	711	711
Disbursements	—	(41)
Foreign exchange	10	(24)
Balance, end of period	$994	$994

Classification:
Accounts payable and accrued liabilities	$994	$994

During the three months ended June 30, 2015, management implemented a plan to realign responsibilities within our Enterprise Solutions segment to reflect the natural evolution of our business and to provide dedicated focus on our AirLink gateways business and on integrating recent acquisitions with our AirVantage cloud and connectivity capabilities, in order to accelerate services revenue growth. We recorded $590 in severance and other related costs associated with this reorganization and the liability is expected to be paid out by February 2016. During the three months ended June 30, 2015, we also recorded additional restructuring expenses of $121 related to prior initiatives.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

11.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and current portions of long-term liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our long-term liabilities approximate their fair values.

As a result of the acquisition of Accel, we have contingent consideration that was measured using unobservable inputs which represents a Level 3 measurement within the fair value hierarchy. The contingent consideration is measured at each reporting period and any changes in the fair value are recorded in earnings.

(b) Credit Facilities
We have a $10 million revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce expiring on October 31, 2015. The Revolving Facility is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at June 30, 2015, there were no borrowings under the Revolving Facility.

(c) Letters of credit
We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As at June 30, 2015, there were no letters of credit issued against the revolving standby letter of credit facility.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

12.	EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net earnings (loss)	$4,076	$(8,243)	$(5,577)	$(12,248)

Weighted average shares used in computation of:
Basic	32,166	31,466	32,075	31,351
Assumed conversion	749	—	—	—
Diluted	32,915	31,466	32,075	31,351

Net earnings (loss) per share (in dollars):
Basic	$0.13	$(0.26)	$(0.17)	$(0.39)
Diluted	0.12	(0.26)	(0.17)	(0.39)

In loss periods, potential common shares are not included in the computation of diluted earnings per share, because to do so would be anti-dilutive. In the three months ended June 30, 2015, 265 thousand weighted average share-based awards were excluded from the denominator for diluted earnings per share as the effect of including these weighted average share-based awards in the computation would be anti-dilutive.

13.	COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

We accrue product warranty costs to provide for the repair or replacement of defective products when we sell the related products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties were as follows:

	Three months ended June 30, 2015	Six months ended June 30, 2015
Balance, beginning of period	$6,364	$5,951
Provisions	1,008	2,197
Expenditures	(644)	(1,420)
Balance, end of period	$6,728	$6,728

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

(b) Other commitments

We have entered into purchase commitments totaling approximately $105,422, net of related electronic components inventory of $17,819 (December 31, 2014 – $85,192, net of electronic components inventory of $5,079), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between July 2015 and December 2015. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In February 2015, a patent holding company, Wetro Lan, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas, asserting patent infringement by us of one patent which expired in 2012. The lawsuit makes certain allegations concerning our AirLink router products which were sold prior to the patent’s expiry. The lawsuit is in the process of being dismissed with prejudice and will not have a material adverse effect on our operating results.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

In November 2013, we filed a complaint against Nokia Corporation ("Nokia") with the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleged that Nokia abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. In March 2015, we withdrew our EU Commission complaint, reserving our right to introduce a similar complaint in the future. We also believe that Nokia violates Section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission ("FTC") setting out these violations. On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia against us, for alleged unpaid royalties of approximately €32 million. Both parties in the arbitration have filed their responses and the ICC has appointed an arbitrator. We believe Nokia's arbitration claims are without legal merit, and we will defend the claims vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. Motions for reconsideration of the claim construction order and for summary judgment of non-infringement and invalidity have been filed by us and/or other defendants in related cases and are currently in the briefing stage. We anticipate that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. M2M wishes to proceed against other defendants in related cases involving the same patents with regard to its infringement claims. We expect these trials to occur in early 2016. Any appeals from the claim construction order may follow the disposition of these trials. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit is in the discovery stage and trial is anticipated to occur in late 2016.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The lawsuit was dismissed with prejudice in June 2015 and we do not believe that this outcome will have a material adverse effect on our operating results. In June 2015, Adaptix filed amended complaints in the Eastern District of Texas against two carriers asserting patent infringement against them in relation to certain cellular communication devices sold by the carriers for use on their 4G LTE wireless networks, which products include certain products which may utilize modules sold

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

to the original equipment manufacturer by us and certain AirCard products sold to the carriers by us prior to the transfer of the AirCard business to Netgear. These lawsuits are in the initial pleadings stage.

In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. We have intervened in two of the cases in defense of our products with respect to four patents-in-suit alleged to relate to Wi-Fi standards, one of which patents the plaintiff has indicated will be dropped from the lawsuit. The lawsuits are in the discovery stage. A claim construction order was issued in March 2015.

A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. In March 2015, this judgment was affirmed by the United States Court of Appeals for the Federal Circuit. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. The claim construction order in the Puerto Rico case was issued in April 2014. The case was closed in September 2014 following the filing of a joint notice of stipulation of dismissal without prejudice.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

14.	COMPARATIVE FIGURES
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

15.    SEGMENTED INFORMATION

	OEM Solutions	Enterprise Solutions	Total

Three months ended June 30, 2015
Revenue	$138,133	$19,832	$157,965
Cost of goods sold	97,143	9,875	107,018
Gross margin	$40,990	$9,957	$50,947
Gross margin %	29.7%	50.2%	32.3%
Expenses			46,835
Earnings from operations			$4,112

Three months ended June 30, 2014
Revenue	$116,579	$18,433	$135,012
Cost of goods sold	82,910	8,781	91,691
Gross margin	$33,669	$9,652	$43,321
Gross margin %	28.9%	52.4%	32.1%
Expenses			49,585
Loss from operations			$(6,264)

Six months ended June 30, 2015
Revenue	$271,173	$37,198	$308,371
Cost of goods sold	190,222	18,366	208,588
Gross margin	$80,951	$18,832	$99,783
Gross margin %	29.9%	50.6%	32.4%
Expenses			93,197
Earnings from operations			$6,586

Six months ended June 30, 2014
Revenue	$222,741	$33,434	$256,175
Cost of goods sold	158,544	15,713	174,257
Gross margin	$64,197	$17,721	$81,918
Gross margin %	28.8%	53.0%	32.0%
Expenses			94,854
Loss from operations			$(12,936)

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. We did not have any customers during the three and six months ended June 30, 2015 and 2014 that accounted for more than 10% of our revenue.